Exhibit 1.01
Kontoor Brands, Inc.
Conflict Minerals Report
The information in this report includes the activities of Kontoor Brands, Inc. and its consolidated subsidiaries (herein referred to as “Kontoor Brands,” the “Company,” “we,” “us” or “our”). As used herein, “conflict minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Kontoor Brands has included this Conflict Minerals Report as an exhibit to its Form SD for 2025 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 29, 2026.
This Conflict Minerals Report can be found on the Kontoor Brands website at: https://www.kontoorbrands.com/investors.
Forward-Looking Statements
Certain statements included in this Conflict Minerals Report are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve several risks and uncertainties. You can identify these statements by the fact that they use words such as “will,” “anticipate,” “estimate,” “expect,” “should,” “may” and other words and terms of similar meaning or use of future dates. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Numerous important factors described in this Conflict Minerals Report, including, among others, our suppliers’ willingness and ability to comply with our policies concerning conflict minerals-related smelters and refiners, the impact of industry-wide initiatives such as the Responsible Minerals Assurance Process, smelters’ and refiners’ willingness and ability to comply with the Responsible Minerals Assurance Process, our effectiveness in managing the conflict minerals reasonable country of origin and due diligence processes, and the costs of our compliance, could affect these statements and could cause actual results to differ materially from our expectations. All forward-looking statements speak only as of the date of this Conflict Minerals Report. We assume no obligation, and disclaim any duty, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. More information on potential factors that could affect these statements and could cause actual results to differ materially from our expectations are described in detail in the Company’s most recent Annual Report on Form 10-K and in other reports and statements that the Company files with the SEC. We do not intend to update any of these forward-looking statements or publicly announce the results of any revisions to these forward-looking statements, other than as required under the U.S. federal securities laws.
Kontoor Brands Overview; Applicability of the Conflict Minerals Rule
Kontoor Brands is a global lifestyle apparel company, with a portfolio led by three of the world's most iconic consumer brands: Wrangler®, Lee® and Helly Hansen®. The Company designs, manufactures, procures, sells and licenses apparel, footwear and accessories, primarily under the brand names Wrangler®, Lee® and Helly Hansen®. Our products are sold in the United States ("U.S.") and internationally, primarily in the Europe, Middle East and Africa ("EMEA"), Asia-Pacific (“APAC”) and Non-U.S. Americas regions. We also license the use of our brands in certain regions.

The Company's products are sold through wholesale and direct-to-consumer channels, primarily through mass merchants, outdoor and sporting goods stores, specialty stores, department stores, Company-operated stores, concession retail stores, independently-operated partnership stores, business-to-business through our workwear and uniform businesses and online, including digital marketplaces.

On May 31, 2025, we completed the acquisition of Helly Hansen, a premium global outdoor and workwear brand. While not obligated to report as part of the Conflict Minerals Rule in the current reporting year, through our commitment to compliance responsibilities, we elected to accelerate due diligence activities on all additional vendors unique to the Helly Hansen supply chain and include in this 2025 report.
Our in-scope products for 2025 consisted of apparel, accessories and footwear products, which contain tin. Our in-scope products did not include tantalum, tungsten or gold. Many Kontoor Brands products do not contain any 3TG and, for those that do, 3TG content generally represents a small amount of the total materials content of the product. For example, 3TG may be found in items such as buttons, zippers, snaps and eyelets, although not all of these items are necessarily in-scope for purposes of our compliance.
We do not directly source 3TG from mines or smelters and believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, Kontoor Brands seeks to ensure its suppliers are sourcing responsibly.
Kontoor Brands does not seek to embargo 3TG sourced from the Covered Countries and encourages its suppliers to continue to source 3TG responsibly from the region.

Product Scoping; Reasonable Country of Origin Inquiry
Out of nearly 900 global suppliers, Kontoor Brands developed a list of suppliers and products determined potentially to be in-scope for purposes of our compliance with the Conflict Minerals Rule. We based our preliminary scoping determinations on our level of influence over the manufacturing process (in the case of products that we may have contracted to manufacture) and the potential use of 3TG in the products. We also determined which of our products and components were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications and other information known to us concerning the composition of our products.
Based on our preliminary scoping, our outreach included 136 suppliers (collectively, the “Covered Suppliers”). After receiving and reviewing supplier responses, we determined that 3 of the 136 Covered Suppliers were potentially in-scope for 2025. We retained a third party (the “Service Provider”) to assist with supplier outreach and data validation of the responses received from Covered Suppliers. Some of the compliance activities described in this Conflict Minerals Report were performed by the Service Provider on our behalf in coordination with Kontoor Brands.
Kontoor Brands’ “reasonable country of origin inquiry” (“RCOI”) process was designed to identify its manufactured and contracted to be manufactured products that may contain necessary 3TG, and, if these are present, obtain transparency into the 3TG supply chain for such products, and, more generally, result in engagement from suppliers concerning responsible sourcing of 3TG. The specific goal of Kontoor Brands’ RCOI was to determine, to a reasonable degree of certainty, whether the 3TG in its relevant products originated in a Covered Country.
The results of our RCOI are discussed below in this Conflict Minerals Report and on Annex A. For our RCOI, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.
Based on the results of our RCOI, we conducted due diligence for 2025. These due diligence efforts are discussed below.
Due Diligence Process
Our 3TG due diligence processes were based on the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (“OECD Guidance”). The OECD Guidance is an internationally recognized due diligence framework.
Our diligence measures included the following. These are not all of the discrete steps that were part of our due diligence.
i. OECD Guidance Step One: Establish Strong Company Management Systems
Kontoor Brands has established a management system, as described below, consisting of a framework of policies, procedures, processes and organizational structure that supports our efforts to ensure that our products do not contain 3TG that support conflict in the Covered Countries.
Conflict Minerals Policy
Our conflict minerals policy (the “Conflict Minerals Policy”) indicates that Kontoor Brands expects all suppliers of our products and materials to cooperate with our 3TG procedures. We further expect all suppliers to seek to purchase materials that contain 3TG from sources determined not to be involved in funding conflict in the Covered Countries.
Our Conflict Minerals Policy is publicly available on our website at https://www.kontoorbrands.com/sustainability/policies-standards. Our Conflict Minerals Policy also is sent to selected internal personnel. In addition, our Conflict Minerals Policy is included in our consolidated Global Responsible Materials Policy, which vendors are required to certify to annually. The consolidated Global Responsible Materials Policy is also included as part of our purchase order terms and conditions. The contents of our website are not incorporated by reference herein, and are not otherwise a part of this Conflict Minerals Report.
Internal Team; External Advisors
Kontoor Brands has a management system responsible for managing our 3TG compliance program (the “Program”). The Product Stewardship department and other subject matter experts in Kontoor Brands are directly responsible for management of the Program with members from our supply chain and legal departments. The team reports the progress of the Program and the responses to senior management and key internal stakeholders on a regular basis. When necessary, the team also utilizes specialist outside counsel.
The Service Provider assisted in our due diligence activities.
Control Systems

Kontoor Brands has policies that include, but are not limited to, our Code of Business Conduct, which outlines expected behaviors for all Kontoor Brands employees, and our Global Compliance Principles, Terms of Engagement and Conflict Minerals Policy for our suppliers.
We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (“RMI”) to collect information from suppliers. This information is retained for at least five years. To provide better transparency within Kontoor Brands’ supply chain and to facilitate communication of policies and expectations, the Service Provider conducts outreach and collects diligence results through an online platform (the “Online Platform”).

Supplier Engagement and Education
Engagement with Covered Suppliers consisted of multiple communications through email, telephone, and online training to educate them on our expectations for sourcing 3TG and the requirements of the Conflict Minerals Rule. Covered Suppliers were provided various avenues to obtain additional information and guidance regarding our Program, including an online supplier education portal, and contact email addresses and telephone numbers for obtaining answers to questions and/or receiving guidance on completing our information requests.
Our standard vendor Terms and Conditions, which are part of our purchase orders, among other things, require our suppliers to provide us with information, certifications and other documentation concerning 3TG content and origin at product level specificity. The Company’s suppliers are required to acknowledge these standard Terms and Conditions in connection with every purchase order.
Grievance Mechanism
We have an Ethics Helpline through which employees, suppliers and other third parties can report violations of Kontoor Brands’ policies, including violations of our Conflict Minerals Policy. The telephone number for the Ethics Helpline is +1 (844) 476-9159. We have a strict policy against retaliation toward anyone for making a good-faith report of a potential violation of Kontoor Brands policies or the law or for participating in an investigation.
ii. OECD Guidance Step Two: Identify and Assess Risk in the Supply Chain
The Covered Suppliers were asked by email to complete a questionnaire to determine whether they were in-scope. The Service Provider then requested by email that the in-scope Covered Suppliers provide us with a completed CMRT at a “product level” declaration. The Service Provider followed up by email or phone with Covered Suppliers that did not respond to the request within a specified time frame. If, after these efforts, a Covered Supplier did not provide the requested information, an escalation process was initiated. The escalation process consisted of direct outreach by our personnel to the Covered Supplier. Responses were received from 100% of the Covered Suppliers.
The Service Provider reviewed the responses received from the Covered Suppliers based on its internally developed written review criteria for plausibility, consistency and gaps. As part of that review, if a Covered Supplier indicated that there were no 3TG in the products or materials that it supplied to us, the Service Provider reviewed those responses for plausibility and Covered Suppliers were also given an opportunity to provide a certification of that determination. If any of seven different quality control flags were raised by the response, the Covered Suppliers were contacted by the Service Provider.
In addition to the Service Provider’s review, Kontoor Brands’ internal sourcing group performed an internal quality check for plausibility of responses. The internal sourcing group also evaluated the level of risk presented by each Covered Supplier, based on the amounts purchased from and the nature of the relationship with the supplier. Further outreach efforts were then prioritized according to the level of risk, to better ensure that we appropriately allocated our internal resources to focus on the most relevant Covered Suppliers. An additional verification step was added to validate responses from the top 10% of Covered Suppliers based on product value and volume, that responded that their products or materials did not contain 3TG. This was in addition to the response validation performed by the Service Provider.
The Service Provider reviewed the smelters and refiners identified by the Covered Suppliers against those contained in its internal database. To the extent not in that database, the Service Provider requested that the Covered Supplier confirm that the listed entity is a smelter or refiner.
For those completed responses that identified a smelter or refiner, the Service Provider also compared that information against the lists of Conformant and Active (as defined below), or the equivalent, smelters and refiners published by the RMI, the London Bullion Market Association (“LBMA”) and the Responsible Jewellery Council (“RJC”). Of the 17 smelters and refiners identified by the Covered Suppliers as potentially having processed 3TG contained in our in-scope products, 10 were listed as Conformant, 1 as Active, and 6 as Inactive. Certain Covered Suppliers that reported at a “company level” reported gold refiners to us. However, because our in-scope products do not contain gold, we have not listed or otherwise taken into account in this Conflict Minerals Report the identified gold refiners.
If a Covered Supplier did not provide information concerning the processors of 3TG in its supply chain, the Service Provider requested information on the Covered Supplier’s suppliers. These suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider.
iii. OECD Guidance Step Three: Design and Implement a Strategy to Respond to Identified Risks
Kontoor Brands’ implementation team provides regular updates to senior management and other key internal stakeholders on the progress of due diligence and supplier responsiveness and any identified risks. We address any identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified. Depending upon the identified risk, we may cease doing business with the supplier, suspend business or require the supplier to commit to a corrective action plan.

To ensure suppliers understand and meet our expectations, we regularly communicate information and guidance regarding our Program through a number of channels, including an online supplier education portal and direct communication from our sourcing hubs.
We also took the measures identified elsewhere in this report to mitigate the risk that 3TG in our products benefit armed groups in the Covered Countries.
iv. OECD Guidance Step Four: Carry out Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not have direct relationships with 3TG smelters or refiners and, therefore, do not perform direct audits of these entities within our supply chain. Instead, in connection with our due diligence, for the identified smelters and refiners, the Service Provider consulted information concerning independent third-party audits of smelters and refiners made available by the RMI, the LBMA and the RJC. We utilize and rely on this information to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant with the applicable third-party conflict-free certification.
v. OECD Guidance Step Five: Report on Supply Chain Due Diligence
We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.
Due Diligence Results
The following table summarizes the applicable smelter and refiner information provided by the Covered Suppliers. For 2025, we requested that the in-scope Covered Suppliers furnish us with a complete CMRT at a “product level” declaration, although not all Covered Suppliers provided information at that declaration level. See Annex A for a list of identified smelters and refiners and for additional information relating to the data presented in the table.
Our in-scope products consist of apparel, accessories and footwear products that contained tin. Our in-scope products did not include tantalum, tungsten or gold.
Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information and our RCOI and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products.
None of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Covered Countries. However, we did not have sufficient information to conclude that any of our products were “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.
We endeavored to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that the in-scope Covered Suppliers provide us with a completed CMRT and through the other procedures followed by us and the Service Provider that are described in this Conflict Minerals Report.

Metal	Conformant	Active	On Reference List Only
Tin	10	1	6
Risk Mitigation and Future Due Diligence Measures
Kontoor Brands intends to further improve our due diligence measures by taking the following steps, among others:
•Continue to incorporate our compliance Terms and Conditions into appropriate new supplier contracts;
•Continue to provide online training to and conduct outreach with suppliers to help them understand and satisfy Kontoor Brands’ 3TG compliance requirements; and
•Contact any Covered Suppliers who identified smelters or refiners in their supply chains that are not Conformant to work with their own direct and indirect suppliers to request such smelters or refiners work toward obtaining a Conformant or equivalent designation from an industry program.
All of these steps are in addition to the steps that the Company took with respect to 2025, which it intends to continue to take with respect to 2026 to the extent applicable.

Annex A
Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the Conflict Minerals Report of which this Annex is a part.
Smelters and Refiners
In connection with our RCOI and due diligence, the Covered Suppliers identified to us the smelters listed below as having potentially processed the necessary 3TG contained in our in-scope products in 2025. Please see the notes that accompany the table for additional information concerning the data in the table.

Metal	Smelter Name	Smelter Country	Status
Tin	Aurubis Beerse	BELGIUM	Conformant
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	Active
Tin	Mineracao Taboca S.A.	BRAZIL	Conformant
Tin	Minsur	PERU	Conformant
Tin	Operaciones Metalurgicas S.A.	BOLIVIA	Conformant
Tin	PT Aries Kencana Sejahtera	INDONESIA	Reference List Only
Tin	PT Bangka Serumpun	INDONESIA	Reference List Only
Tin	PT Bukit Timah	INDONESIA	Reference List Only
Tin	PT Prima Timah Utama	INDONESIA	Conformant
Tin	PT Refined Bangka Tin	INDONESIA	Reference List Only
Tin	PT Stanindo Inti Perkasa	INDONESIA	Reference List Only
Tin	PT Timah Tbk Kundur	INDONESIA	Conformant
Tin	PT Timah Tbk Mentok	INDONESIA	Conformant
Tin	PT Tommy Utama	INDONESIA	Reference List Only
Tin	Thaisarco	THAILAND	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA	Conformant
Tin	Tin Technology & Refining	UNITED STATES OF AMERICA	Conformant
The Company notes the following in connection with the above table:
a)Smelter status information in the table is as of March 24, 2026.
b)“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2025 and may not continue to be Conformant for any future period.
c)“Active” means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment or corrective-action phases of the assessment. The smelters and refiners on these lists are not yet Conformant.
d)“On Reference List Only” means that a smelter or refiner is listed on the Smelter Look-up tab list of the CMRT, but is not listed as “Conformant” or “Active.”
e)Smelter or refiner status and country locations reflected in the table are based solely on information made publicly available by the RMI, without independent verification by Kontoor Brands.

Country of Origin Information
Kontoor Brands has endeavored to determine the mine or location of origin of the necessary 3TG contained in its in-scope products by requiring that the applicable Covered Suppliers provide it with completed CMRTs and through the other measures described in this Conflict Minerals Report. Where a smelter or refiner has been identified that is not Conformant, Kontoor Brands or the Service Provider also has reviewed public information, to the extent available, to try to determine the mine or location of origin of the 3TG processed by the smelter or refiner.
Based on information received from the Service Provider, the countries of origin of the 3TG processed by smelters and refiners listed above may have included countries listed below (as well as possibly other countries).
The 3TG processed by the identified smelters and refiners also may have originated in whole or in part from recycled or scrap sources.

Angola*	Hungary	Poland
Argentina	India	Portugal
Armenia	Indonesia	Republic of Korea
Australia	Ireland	Republic of the Congo*
Austria	Israel	Russian Federation†
Belgium	Ivory Coast	Rwanda*
Bolivia	Japan	Sierra Leone
Brazil	Kazakhstan	Singapore
Burundi*	Kenya	Slovakia
Cambodia	Kyrgyzstan	South Africa
Canada	Laos	South Sudan*
Central African Republic*	Luxembourg	Spain
Chile	Madagascar	Suriname
China	Malaysia	Sweden
Colombia	Mexico	Switzerland
Czech Republic	Mongolia	Tanzania*
Democratic Republic of the Congo*	Morocco	Thailand
Djibouti	Mozambique	Uganda*
Ecuador	Myanmar	United Kingdom
Egypt	Namibia	United States
Estonia	Netherlands	Uzbekistan
Ethiopia	Nigeria	Vietnam
France	Papua New Guinea	Zambia*
Germany	Peru	Zimbabwe
Guyana	Philippines
* Covered Country
† Kontoor Brands does not source directly from Russia and is in compliance with all international sanctions regarding shipments to and from Russia. The Service Provider provided Kontoor Brands with a list of potential countries of origin, which includes all potential countries of origin compiled from responses provided by the Covered Suppliers. The inclusion of a country on the list above is not a final indicator that Kontoor Brands utilized materials sourced from that country.